SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellular Dynamics International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

15117V109
(CUSIP Number)

Thomas M. Palay
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
(608) 310-5100

Copy to:
Dennis F. Connolly
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
   (414) 273-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power:	None
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

0

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0%

14)

Type of Reporting Person

OO

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors II, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power:	None
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

0

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0%

14)

Type of Reporting Person

OO

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Tactics II-CDI Series B Investors III, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power:	None
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

0

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

0%

14)

Type of Reporting Person

OO

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Robert J. Palay

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	391,636
8)	Shared Voting Power:	684,166
9)	Sole Dispositive Power:	391,636
10)	Shared Dispositive Power:	684,166

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,075,802

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

6.6%1

14)

Type of Reporting Person

IN

________________________________________________

1This calculation is based on 15,814,008 shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of March 2, 2015, as reported in the Issuer’s annual report on Form 10-K the fiscal year ended December 31, 2014.

SCHEDULE 13D

CUSIP No.  15117V109

l)

Name of Reporting Person

Thomas M. Palay

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	391,636
8)	Shared Voting Power:	684,166
9)	Sole Dispositive Power:	391,636
10)	Shared Dispositive Power:	684,166

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,075,802

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

6.6%2

14)

Type of Reporting Person

IN

________________________________________________

2This calculation is based on 15,814,008 shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of March 2, 2015, as reported in the Issuer’s annual report on Form 10-K the fiscal year ended December 31, 2014.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on August 12, 2013, as amended on January 23, 2014 (the “Original Filing”).

On March 30, 2015, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent.  Pursuant to the Merger Agreement, Purchaser is offering to purchase (the “Offer”) all issued and outstanding shares of Common Stock of the Issuer.  Following completion of the Offer, and the satisfaction of certain conditions, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned indirect subsidiary of Parent (the “Merger”).  In connection with the Issuer’s entry into the Merger Agreement, Mr. Robert J. Palay, Dr. Thomas M. Palay and a family limited liability company of which Mr. Palay and Dr. Palay are managing members each entered into tender and support agreements (“Tender and Support Agreements”) which provide, among other things, that they will tender all of their Shares in the Offer and, in the event the Merger is subject to shareholder approval, they will vote in favor of the Merger.

This Amendment No. 2 is being filed (i) to report the entry by each of Mr. Robert J. Palay and Dr. Thomas M. Palay into the Tender and Support Agreements, and (ii) to report changes in beneficial ownership of shares of Common Stock of the Issuer by the Reporting Persons (as defined below).

Information in the Original Filing remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 2.  Capitalized terms used and not defined in this Amendment No. 2 have the meaning set forth in the Original Filing.

This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC, Tactics II-CDI Series B Investors III, LLC, Mr. Robert J. Palay and Dr. Thomas M. Palay (the “Reporting Persons”).

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby supplemented as follows:

Additionally, on March 6, 2014, each of Mr. Robert J. Palay and Dr. Thomas M. Palay was granted by the Issuer an option to purchase 90,000 shares of the Issuer’s Common Stock.  Each of Mr. Robert J. Palay and Dr. Thomas M. Palay acquired the options in connection with their employment by the Issuer and paid no consideration for these options.

On May 9, 2014, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC each distributed the warrants to purchase shares of the Issuer’s Common Stock held by them.  Following such distributions, none of Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC holds any equity interests in the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Original Filing is hereby supplemented as follows:

As described in Item 3, on May 9, 2014, Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC each distributed the warrants to purchase shares of the Issuer’s Common Stock held by them.  Following such distributions, none of Tactics II-CDI Series B Investors, LLC, Tactics II-CDI Series B Investors II, LLC and Tactics II-CDI Series B Investors III, LLC holds any equity interests in the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated as follows:

(a), (b)

Based upon the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2014, there were 15,814,008 shares of Common Stock outstanding as of March 2, 2015.

Each of Mr. Robert J. Palay and Dr. Thomas M. Palay has, along with the other such reporting person, shared voting and dispositive power over 684,166 shares of Common Stock (all of which are held by a family limited liability company) and sole voting and dispositive power over 391,636 shares underlying exercisable stock options, the total of which represents approximately 6.6% of the outstanding shares of Common Stock.

(c)

Since the last report, options to purchase 22,500 shares of Common Stock held by each of Mr. Robert J. Palay and Dr. Thomas M. Palay vested and became exercisable and options to purchase an addition 3,750 shares of Common Stock held by each of Mr. Robert J. Palay and Dr. Thomas M. Palay are expected to vest in the next sixty days.

(d)

No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended as follows:

The section entitled “Options” is hereby amended and restated as follows:

Mr. Robert J. Palay and Dr. Thomas M. Palay each own options to purchase an aggregate of 455,386 shares of Common Stock, which have a weighted-average exercise price of approximately $10.89 per share.

The following section is added to Item 6:

Tender and Support Agreements

On March 30, 2015, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent.  Pursuant to the Merger Agreement, Purchaser is offering to purchase (the “Offer”) all issued and outstanding shares of Common Stock of the Issuer.  Following completion of the Offer, and the satisfaction of certain conditions, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned indirect subsidiary of Parent (the “Merger”).  In connection with the Issuer’s entry into the Merger Agreement, Mr. Robert J. Palay, Dr. Thomas M. Palay and a family limited liability company of which Mr. Robert J. Palay and Dr. Thomas M. Palay are managing members each entered into tender and support agreements (“Tender and Support Agreements”) which provide, among other things, that they will tender all of their Shares in the Offer and, in the event the Merger is subject to shareholder approval, they will vote in favor of the Merger.  Further, in connection with the Merger, all outstanding options will vest and be cancelled, and in exchange for such cancelled options, the holders will be entitled to receive cash payments as described in the Merger Agreement.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  March 31, 2015

Tactics II-CDI Series B Investors, LLC

By: Tactics II-CDI Series B Manager, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II-CDI Series B Investors II, LLC

By: Tactics II-CDI Series B Manager II, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Tactics II-CDI Series B Investors III, LLC

By: Tactics II-CDI Series B Manager III, LLC,
its Manager

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay

Title:  Manager

Robert J. Palay

By:  /s/ Robert J. Palay

Name:  Robert J. Palay

Thomas M. Palay

By:  /s/ Thomas M. Palay

Name:  Thomas M. Palay